Exhibit 12.1

US Restaurant Properties, Inc.

Ratio of Earnings to combined Fixed Charges and

Preferred Stock Dividends

(in thousands)

	For the Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings:
Net income (loss) from continuing operations before minority interest and cumulative effect of change in accounting principle	7,084	7,305	17,798	12,935	(16,773)	(116)	(5,600)
Add: Fixed Charges	13,070	13,473	26,089	27,056	37,217	39,225	38,616
Less: Capitalized Interest	—	—	—	—	(52)	(739)	(1,346)
Preferred Dividend Requirements	(4,909)	(3,590)	(8,121)	(7,102)	(7,102)	(7,102)	(7,102)
Minority Interest	(22)	(2,337)	(4,147)	(4,681)	(4,485)	(4,139)	(567)

Earnings	15,223	14,851	31,619	28,208	8,805	27,129	24,001

Fixed Charges:
Interest Expense	7,812	9,526	17,247	19,361	29,388	30,706	29,410
Capitalized Interest	—	—	—	—	52	739	1,346
Estimated Interest with Rent Expense	349	357	721	593	675	678	758
Preferred Dividend Requirements	4,909	3,590	8,121	7,102	7,102	7,102	7,102

	13,070	13,473	26,089	27,056	37,217	39,225	38,616
Fixed Charges

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.16	1.10	1.21	1.04	0.24	0.69	0.62

Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	n/a	n/a	n/a	n/a	(28,412)	(12,096)	(14,615)